

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Hartmut Ehrlich, MD
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris
France

> **Re: Abivax SA**
> **Draft Registration Statement on Form F-1**
> **Submitted on December 16, 2022**
> **CIK No. 0001956827**

Dear Hartmut Ehrlich:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on December 16, 2022

Cover Page

1. Please disclose on your cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Prospectus Summary, page 4

2. We note your disclosure that you hold a "position as a leader in the development of therapeutics for chronic inflammatory diseases." Given that you have a limited operating

history, no approved products, and no historical product revenues, please justify this claim or otherwise advise.

3. We note your footnote under your pipeline table on page 5 where you state your belief that you will be able to use the Phase 1 data generated in your UC trials for your Crohn's disease indication. Please update your footnote to clarify that the FDA or other regulators may require additional trials. In addition, it does not appear that you have initiated a Phase 2 trial for Crohn's disease. Please shorten your progress arrow so it reflects the current stage of development or otherwise advise.

4. We refer to the last row in your pipeline table where you refer to ABX711 for an unnamed "inflammatory condition" indication. Please expand your disclosure in your Business section to provide a more fulsome discussion of this program, including identifying the specific indication. Alternatively, please explain to us why this program is sufficiently material to your business to warrant inclusion in your pipeline table.

5. We note your disclosure on page 6 that obefazimod "showed a rapid onset of action and consistent efficacy[,]" your disclosure on page 29 that the "products [you] are developing are likely to provide a therapeutic response[,]" your disclosure on page 87 that obefazimod has "demonstrated a favorable safety and tolerability profile[,]" and your disclosure on page 88 noting that obefazimod has demonstrated "consistent efficacy[.]" Please revise throughout to remove these and any other inferences regarding the safety and efficacy of your product candidates. Given that the determination of a product's safety and efficacy is solely within the FDA's authority and your product candidates have not yet completed clinical trials, these inferences are not appropriate.

6. We note on page 13 that you intend to use the proceeds of the offering to "fund the development of obefazimod for ulcerative colitis." Please disclose here and in your Use of Proceeds section how far the proceeds from the offering will allow you to proceed with the development of obefazimod for the treatment of ulcerative colitis.

Our Team and Investors, page 7

7. We note that you identify a "supported syndicate of leading life science investors" in your company in this section, however, some of these investors do not appear to be among the principal stockholders that are identified on page 167. Please relocate this disclosure from your prospectus summary to your "Principal Stockholder" section. We note in this regard that the identification of the pre-IPO investors in your prospectus summary may appear to suggest that potential investors in your public offering consider investments made by the pre-IPO investors as a factor in making an investment decision without knowing, among other things, the amount of each pre-IPO investor's investment in total or on a per share basis, their investment strategies or whether those investors will continue to hold their shares in the future, as some of the pre-IPO investors may not be subject to the reporting requirements of Section 16 of the Exchange Act, and investors in your public offering will not necessarily know when some of the pre-IPO investors decide to sell any of their

shares. In addition to relocating this disclosure, please limit any textual description of your pre-IPO investors in your "Principal Stockholders" section to the investors identified in that table.

Risks Related to Product Development, Regulatory Approval and Commercialization, page 25

8.   We note your disclosure that currently, "there are no similar immunological treatments with marketing authorization granted by competent regulatory authorities." Given your disclosure on page 33 that the "current standard of care for treatment of patients with mild IBD involves the use of conventional anti-inflammatory therapies[,]" please reconcile these statements or otherwise advise.

The war between Ukraine and Russia may affect our business, industry and the markets in which we operate., page 42

9.   We note your disclosure on page F-10 where you state you "[e]arly terminated the Phase 2b maintenance study of obefazimod in moderate to severe UC in Ukraine." Please update your disclosure here or otherwise advise.

Risks Related to Legal and Compliance, page 49

10.   We note your disclosure on page 58 that one of your CROs experienced a data breach that involved personal data being compromised. Please clarify if any of your data was compromised during this event and if so, please disclose any remedial measures you have taken since this event.

Business, page 83

11.   We note your inclusion of Figure 4 on page 92. Please clarify where you believe your product candidate, if approved, would fit within the treatment landscape described in Figure 4 or otherwise advise.

Our Strengths, page 87

12.   We note your disclosure here that your lead drug candidate is "derisked" and "has the potential to be a first-in-class therapy and alter the inflammatory treatment paradigm." Given the development stage of your product candidate and the length of the drug approval process, it is premature and inappropriate to speculate or imply that your product candidate will ultimately be approved or become first-in-class. Please remove these statements.

Clinical Trials, page 93

13.   We note your disclosure that the primary endpoint in the induction Phase 2a trial was safety, assessed as the rate of treatment emergent adverse events. Please revise your disclosure to note the most common treatment emergent adverse events that were

observed in the trial. Additionally, for each of the clinical trials described in this section, please disclose whether any serious adverse effects were observed.

Patents, page 114

14. We note your disclosure that all of your patents and patent applications are "co-owned" except for certain exceptions. Please disclose the identity or identities of any co-owners of the patents and patent applications described in this section.

Collaboration, Research and Development Agreements, page 118

15. We note your disclosure regarding the Evotec Master Services Agreement entered into with Evotec in September 2017, including your disclosure that "[you] are required to pay Evotec an agreed set of fees." Please revise to clarify your disclosure to describe the material terms of the agreement, including the (i) aggregate amounts paid or received to date under this agreement, (ii) whether there are any milestone payments or royalties set forth in this agreement and (iii) clarify what product candidate(s) have been discovered pursuant to this agreement or otherwise advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Principal Factors Affecting Our Results of Operations
Acquisition of Prosynergia, page 126

16. You acquired 100% of the share capital of Prosynergia on April 1, 2022 and based on your disclosure on page F-12 the acquisition did not meet the definition of a business under IFRS 3. Thus it appears you have accounted for the acquisition as an asset acquisition. You state on pages 122 and 126 that since January 1, 2022, you have prepared consolidated financial statements. You also state that on December 12, 2022, you completed a merger with Prosynergia and all of Prosynergia's assets and liabilities were transferred to you and Prosynergia was dissolved. Please address the following:
   • The disclosure relating to you consolidating Prosynergia since January 1, 2022 conflicts with your disclosure on page F-72 which states that you consolidated Prosynergia since the date control was obtained, i.e. April 1, 2022. Please revise to clarify when you began consolidating Prospynergia.
   • If consolidation began prior to the acquisition date and the acquisition was accounted for as an asset acquisition, please tell us the guidance you are relying on for your accounting treatment.
   • Please clarify on pages 122 and 163 what you acquired on December 12, 2022. Your disclosure throughout the filing appears to indicate that you acquired 100% of the share capital of Prosynergia on April 1, 2022.
   • Please clarify in Management's Discussion and Analysis on page 134 the effect the acquisition of Prosynergia had on your results of operations.

General

17. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Patrick Lyons